Annual General Meeting of Shareholders
to be held Tuesday, September 9, 2014

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

July 29, 2014

Suite 610 – 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 9, 2014

NOTICE IS HEREBY GIVEN that the 2014 annual general meeting (the “Meeting”) of the shareholders of Gold Standard Ventures Corp. (the “Company”) will be held at The Terminal City Club, Ceperley Room, 837 West Hastings Street, Vancouver, B.C., on Tuesday, September  9, 2014, at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2013 and the report of the auditor on those statements.

2.	To set the number of directors for the ensuing year at six.

3.	To elect directors for the ensuing year.

4.	To appoint the auditor for the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

5.
To consider and, if thought advisable, ratify and approve the Company’s existing stock option plan as more particularly described in the Company’s management information circular dated July 29, 2014 accompanying this Notice of Meeting (the “Information Circular”).

6.	To consider and, if thought advisable, ratify and approve the continuation of the Company’s existing shareholder rights plan as more particularly described in the Information Circular.

7.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

This notice is accompanied by the management Information Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders (collectively the "Meeting Materials").  Shareholders are requested to read the Information Circular and, if unable to attend the Meeting in person, complete, date, sign and return the proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.

This year, as described in the notice and access notification mailed to shareholders of the Company, the Company has decided to deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials on www.envisionreports.com/gsvagm2014. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. The Meeting Materials will be available on www.envisionreports.com/gsvagm2014 as of August 1, 2014, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of August 1, 2014.

All shareholders will receive a notice and access notification, together with a proxy or voting instruction form, as applicable, which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies using the control number as its appears on the proxy or voting instruction form accompanying your notice and access notification. For holders with a 15 digit control number, you may request materials by calling toll free, within North America - 1-866-962-0498 or direct, from outside North America - (514) 982-8716, and entering your control number as indicated on your proxy or voting instruction form.  For holders with a 12 digit control number, you may request materials by calling toll free, within North America - 1-844-669-5702. Meeting Materials will be sent to you at no cost within three business days of your request, if such request is made before the Meeting.  To ensure that you receive the Meeting Materials in advance of the voting deadline and Meeting date, all requests must be received no later than August 30, 2014.  If you do request paper copies of the Meeting Materials, please note that another proxy/voting instruction form will not be sent and you should retain your current one for voting purposes.  To obtain paper copies of the Meeting Materials after the Meeting date, please contact 1-844-669-5702.

The Board of Directors of the Company has fixed the close of business on July 25, 2014 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.  The Board of Directors has also fixed 10:00 a.m. (Vancouver time) on Friday, September 5, 2014, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent, Computershare Investor Services Inc.

DATED at Vancouver, British Columbia, as of the 29th day of July, 2014.

GOLD STANDARD VENTURES CORP. (signed) “Jonathan T. Awde” By: _____________________________ Jonathan T. Awde President and Chief Executive Officer

INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of July 29, 2014.

This Information Circular is being mailed by the management of the Company to everyone who was a shareholder of record of the Company on July 25, 2014 (the “Record Date”), which is the date that has been fixed by the Board of Directors of the Company (the “Board”) as the record date to determine the shareholders who are entitled to receive notice of and to vote at the Meeting.

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management for use at the 2014 annual general meeting of the shareholders of the Company that is to be held on Tuesday, September 9, 2014 at 10:00 a.m. (Vancouver time) at The Terminal City Club, Ceperley Room, 837 West Hastings Street, Vancouver, B.C. The solicitation of proxies will be primarily by mail. Certain employees or directors of the Company may also solicit proxies by telephone, email or in person. The cost of solicitation will be borne by the Company.

This year, as described in the notice and access notification mailed to shareholders of the Company, the Company has decided to deliver the Meeting Materials (as defined below) to shareholders by posting the Meeting Materials on www.envisionreports.com/gsvagm2014. The Meeting Materials will be available on this website as of August 1, 2014, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (the "SEC") website at www.sec.gov as of August 1, 2014.  See "Notice and Access" below.

Under the Company’s Articles, one shareholder entitled to vote at the Meeting must be present in person or by proxy at the Meeting before any action may validly be taken at the Meeting.  If such a quorum is not present in person or by proxy, the Company will reschedule the Meeting.

PART 1 – VOTING

HOW A VOTE IS PASSED

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or otherwise required, in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 66 2/3% of the votes cast will be required (a “special resolution”).

WHO CAN VOTE?

Registered shareholders whose names appear on the Company’s central securities register maintained by Computershare Investor Services Inc. (“Computershare”), the Company’s registrar and transfer agent, as of the close of business on July 25, 2014, the Record Date, are entitled to attend and vote at the Meeting.  Each Share is entitled to one vote.

If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-Registered Shareholders” set out below.

HOW TO VOTE

If you are a registered shareholder and eligible to vote, you can vote your shares in person at the Meeting or by signing and returning the accompanying form of proxy (the “Proxy”) by mail in the prepaid envelope provided or vote using the telephone or Internet as indicated on the form.  Please see “Registered Shareholders” below.
If your shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see “Non-Registered Shareholders” below.

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are registered in your name on the Company’s central securities register maintained by Computershare.

Voting in Person

If you plan to vote in person at the Meeting do NOT complete and return the Proxy.

Instead, you will need to register with Computershare when you arrive at the Meeting and your vote will be taken and counted at the Meeting.

If your Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf but documentation indicating such officer’s authority should be presented at the Meeting.

Voting by Proxy

If you do not wish to or cannot attend the Meeting in person, you may appoint someone else to attend the Meeting and act as your proxyholder to vote in accordance with your instructions. You can submit your Proxy as follows:

By Mail

Complete the Proxy or any other proper form of proxy, sign, date and return it, together with the power of attorney or other authority if any, under which it was signed or a notarially certified copy, to:

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1.

By Telephone or Internet

To complete your voting instructions using the telephone call 1-866-732-VOTE (8683) toll free and follow the prompts.

You can also vote using the Internet by going to www.investorvote.com and following the instructions.

You will need to insert your 15 digit control number found at the bottom of the first page of the Proxy to vote by telephone or the Internet.

Whichever method you choose, the Proxy must be received or voting instructions completed at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Meeting or any adjournment thereof.  In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

You May Choose Your Own Proxyholder

The persons named in the Proxy are directors and/or executive officers of the Company. YOU HAVE THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS.  TO EXERCISE THIS RIGHT, YOU MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF YOUR NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

Your Voting Instructions

The persons named in the Proxy will vote or withhold from voting the Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon, and if you specify a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.  In the absence of such specifications, your Shares will be voted in favour of each of the matters referred to herein.  Each such matter is described in greater detail elsewhere in this Information Circular.

The Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting.  It is the intention of the persons designated in the Proxy to vote in accordance with their best judgement on such matters or business.  At the time of printing of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.

Revocation of Proxies

A Proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and either delivered to the Company’s head (and registered) office at Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4 at any time up to 4:00 p.m. (Vancouver time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders are “non-registered shareholders” (“Non-Registered Holders”) because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Information Circular and the Proxy or voting instruction form, as applicable, (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. This year, the Company has decided to use notice and access to deliver the Meeting Materials to shareholders by posting the Meeting Materials on its website (www.goldstandardv.com). The Meeting Materials will be available on the Company’s website as of August 1, 2014, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov as of August 1, 2014. All shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. See “Notice and Access” below.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders and seek voting instructions unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form” or “VIF”) which the Intermediary must follow. Typically, the VIF will consist of a one page pre-printed form.  The Non-Registered Holder must properly complete and sign the VIF and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. However, without specific voting instructions, Intermediaries and their agents and nominees are prohibited from voting shares for their clients. Accordingly, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the persons named in the form of proxy or VIF and insert the name of such Non-Registered Holder or such other person’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or VIF is to be delivered.

Every Intermediary has its own instructions on how to return the VIF; however, generally, you can submit your VIF as follows:

By Mail

Complete the enclosed VIF, sign and return it in the envelope provided.

By Telephone or the Internet

If you want to submit your voting instructions by telephone or using the Internet, see the enclosed VIF for details.

By Appointing Someone Else

If may also appoint someone else, who need not be a shareholder of the Company, to attend the Meeting and vote for you.  Follow the instructions on the enclosed VIF.

If you are voting by instruction, you are subject to an earlier deadline so that your nominee has enough time to submit your instructions to us.  Every Intermediary has its own procedures to follow, therefore please read your VIF carefully.

Voting in Person

If you plan to vote in person at the Meeting:

●	nominate yourself as appointee by printing your name in the space provided on the VIF. Your vote will be counted at the Meeting so do NOT complete the voting instructions on the form;

●	sign and return the VIF, following the instructions provided by your Intermediary; and

●	register with the transfer agent, Computershare, when you arrive at the Meeting.

You may also nominate yourself as proxyholder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

If you bring your VIF to the Meeting, your vote will NOT count. Your vote can only be counted if you have returned the VIF in accordance with the instructions above and attend the Meeting and vote in person.

Your Voting Instructions

If you do not specify how you want to vote, the persons named in the VIF as appointees will vote FOR each item of business.  If you appointed someone else to attend the Meeting and vote on your behalf, he or she can vote as they see fit.

Revocation of Voting Instructions

A Non-Registered Holder may revoke a VIF or a waiver of the right to receive the Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a VIF or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

UNITED STATES SHAREHOLDERS

This solicitation of proxies involves securities of a corporation incorporated in Canada and is being effected in accordance with the corporate laws of the province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of the provinces of Canada differ from the disclosure and proxy solicitation requirements under United States securities laws. The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a significant portion of its assets and the assets of such persons are located outside the United States. Shareholders may not have standing to bring a claim against a foreign corporation or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign corporation and its officers and directors to subject themselves to a judgment by a United States court.

ELECTRONIC DELIVERY OF DOCUMENTS

Each year the Company delivers documentation to its shareholder in accordance with applicable corporate and securities laws including interim consolidated financial reports, the annual reports (including audited annual consolidated financial statements and MD&A), the notice of annual and/or special meeting and related management information circular and materials, and other corporate information about the Company. In an effort to make this process more convenient, cost effective and environmentally friendly, shareholders may choose to receive the Company’s documentation, including the Meeting Materials, electronically in lieu of receiving documentation in paper form by mail.  Shareholders who do not consent to receive documentation electronically will continue to receive such documentation by mail or otherwise, in accordance with applicable securities laws.

By consenting to electronic delivery, shareholders: (i) agree to receive all documents to which they are entitled electronically, rather than by mail; and (ii) understand that access to the Internet and certain system requirements (currently Adobe Acrobat Reader to view Adobe’s portable document format (“PDF”)) are required to receive a document electronically.

The Company may, at any time, elect to not send a document electronically, or a document may not be available electronically. In either case, a paper copy of the document will be mailed to shareholders.

Registered shareholders can consent to electronic delivery by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup” to set up a user account as noted in the enclosed Proxy accompanying the Meeting Materials.  Shareholders who enrol to receive electronic delivery of documents will receive a notification via email when a new document is available with a link to access the document online.

Shareholders are not required to consent to electronic delivery and may, at any time, revoke or modify any previously given consent to electronic delivery and receive a paper copy of any document at no cost by changing their user account at www.computershare.com/eDelivery accordingly.

NOTICE AND ACCESS

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their shareholders of the availability of all proxy-related materials on an easily-accessible website, rather than mailing physical copies of the materials.

The Company will deliver the Meeting Materials to shareholders by posting the Meeting Materials on www.envisionreports.com/gsvagm2014. The Meeting Materials will be available on this website as of August 1, 2014, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the SEC website at www.sec.gov as of August 1, 2014.

The Company will mail paper copies of the Meeting Materials to those registered and beneficial shareholders who have previously elected to receive paper copies of the Company’s meeting materials. All other shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies using the control number as its appears on the proxy or voting instruction form accompanying your notice and access notification. For holders with a 15 digit control number, you may request materials by calling toll free, within North America - 1-866-962-0498 or direct, from outside North America - (514) 982-8716, and entering your control number as indicated on your proxy or voting instruction form.  For holders with a 12 digit control number, you may request materials by calling toll free, within North America - 1-844-669-5702. Meeting Materials will be sent to you at no cost within three business days of your request, if such request is made before the Meeting. To ensure that you receive the Meeting Materials in advance of the voting deadline and Meeting date, all requests must be received no later than August 30, 2014.  If you do request paper copies of the Meeting Materials, please note that another proxy/voting instruction form will not be sent and you should retain your current one for voting purposes.  To obtain paper copies of the Meeting Materials after the Meeting date, please contact 1-844-669-5702.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued Shares are entitled to be voted at the Meeting and each has one vote. As of July 25, 2014 there were 112,445,113 Shares issued and outstanding.

Only those shareholders of record on July 25, 2014 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following person beneficially owns, or exercises control or direction, directly or indirectly, over Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Company which have the right to vote in all circumstances:

Name and Municipality of Residence	Number of Shares	Percentage of Issued and Outstanding Shares
FCMI Parent Co. Toronto, Ontario	14,718,744 (1)	13.09%

(1)	This information is not within the knowledge of the management of the Company and has been extracted from insider reports filed by FCMI Parent Co. and available through the Internet at www.sedi.ca.

PART 3 - THE BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 2013 will be placed before you at the Meeting. A copy of these financial statements, together with the auditor’s report thereon, and management’s discussion and analysis, were mailed to those shareholders who returned the request for annual and interim financial statement return card mailed to shareholders in connection with the Company’s 2013 annual meeting and indicated to the Company that they wished to receive same. These financial statements and MD&A are also available for review on SEDAR. See Part 8 “OTHER INFORMATION – Additional Information” below.

SET NUMBER OF DIRECTORS

The Board presently consists of six (6) directors to be elected annually. At the Meeting, it is proposed to keep the number of directors elected at six (6) directors to hold office until the next annual general meeting or until their successors are duly elected or appointed. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

Unless the shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the setting of the number of directors, the persons named in the enclosed Proxy will vote FOR the number of directors of the Company to be set at six (6).

ELECTION OF DIRECTORS

Directors of the Company are elected for a term of one year. Management proposes to nominate the persons named below for election as directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

Unless the shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed Proxy will vote FOR the election of the six (6) nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy shall have the right to vote for another nominee in their discretion.

The following table and notes thereto state the names, provinces/states and countries of residence of all persons proposed to be nominated for election as directors, the date on which each of them first became a director of the Company, all positions and offices with the Company held by each of them, the principal occupation or employment of each of them, and the approximate number of Shares of the Company beneficially owned, or controlled or directed, directly or indirectly, by each of them as at the date of this Information Circular. The biographical information set out below as to principal occupation of, and number of Shares owned by, each of the nominees, not being within the knowledge of the Company, has been furnished by the nominees.

Name, Province/State and Country of Residence and Position with Company	Present Principal Occupation (1)	Previously a Director Since	Shares Owned (2)
Jonathan T. Awde (6) B.C., Canada President, CEO and Director	President and Chief Executive Officer of Gold Standard Ventures Corp.	July 13, 2010	2,984,700
David Morrell Cole (3) (4) Colorado, U.S.A. Director	President and Chief Executive Officer, Eurasian Minerals Inc. (TSX-V – EMX and NYSE-MKT - EMXX), March 2003 to present	March 29, 2012	90,000
Robert J. McLeod (3) (4) (5) (6) B.C., Canada Director	Exploration geologist, March 2003 to present; Chief Executive Officer, Vice-President, Operations, and director, Full Metal Minerals Ltd. (TSXV – FMM), June 2003 to present	June 28, 2011 Previously a director from July 13, 2010 to March 17, 2011	Nil
Richard S. Silas B.C., Canada Corporate Secretary and Director	Principal of Universal Solutions Inc., private company providing management and administration services to TSX Venture Exchange issuers, 1997 to present; Secretary, Gold Standard, July 13, 2010 to present (President and Chief Executive Officer from Aug. 26, 2009 to July 13, 2010)	April, 2009	764,650
Jamie D. Strauss (5) (6) London, United Kingdom Director	Director, Strauss Partners, London based boutique mining finance firm, 2009 to present; former Managing Director of UK, BMO Capital Markets, 2007 to 2009	September 5, 2012	Nil
William E. Threlkeld (3) (4) (5) Colorado, U.S.A. Director	Geologist, Senior Vice-President, Seabridge Gold Inc. (TSX – SEA and NYSE – SA), since 2001	March 17, 2011	Nil

(1)
Includes occupations for preceding five years unless the director was elected at the previous annual meeting and wasshown as a nominee for election as a director in the information circular for that meeting.

(2)
The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, or over which control or direction, directly or indirectly, is exercised by each proposed nominee as of July 25, 2014. This information is not within the knowledge of the management of the Company and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by the Company’s transfer agent or from insider reports filed by the individuals and available through the Internet at www.sedi.ca.

(3)	Member of audit committee. Robert J. McLeod is Chair of the audit committee.

(4)	Member of compensation committee. Robert J. McLeod is Chair of the compensation committee.

(5)	Member of corporate governance committee. Robert J. McLeod is Chair of the corporate governance committee.

(6)	Member of nominating committee. Jamie D.R. Strauss is Chair of the nominating committee.

The Company does not have an executive committee. Pursuant to the provisions of the Business Corporations Act (British Columbia) the Company is required to have an audit committee whose members are indicated above.  See also Part 6 “AUDIT COMMITTEE” below.  The Company also has a compensation committee, a corporate governance committee and a nominating committee whose members are indicated above.  See Part 4 “EXECUTIVE COMPENSATION” and Part 7 “CORPORATE GOVERNANCE”.

Corporate Cease Trade Orders or Bankruptcy

Save and except as disclosed below, as of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, within ten years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)
was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period or more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Richard S. Silas and Jonathan T. Awde are former directors and officers of Northern Star Mining Corp. (“Northern Star”), a reporting issuer whose common shares were previously listed for trading on the TSX Venture Exchange.  Mr. Awde resigned as a director and officer of Northern Star on July 13, 2010.  Effective August 18, 2010, Northern Star filed a Notice of Intention to Make a Proposal (the “Proposal”) under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”) and appointed Deloitte & Touche Inc. as its trustee. On January 24, 2011, the deadline for filing its Proposal under the Bankruptcy Act expired and Northern Star was deemed to have filed an assignment in bankruptcy as of such date.  Richard S. Silas also resigned as a director and officer of Northern Star effective such date.

Mr. Silas is also a director of Spirit Bear Capital Corp. a CPC company that was suspended from trading by the TSX Venture Exchange on May 15, 2014 for failure to complete a qualifying transaction within 24 months of its listing.

Penalties or Sanctions

As of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcy

As of the date of this Information Circular, no proposed nominee for election as a director of the Company has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Except as disclosed in this Information Circular, to the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management now or may in the future serve as directors, officers, promoters and members of management of other public companies, some of which are or may be involved in mineral exploration and development, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

APPOINTMENT OF THE AUDITOR

Davidson & Company LLP, Chartered Accountants, have served as the Company’s auditor since their initial appointment on July 13, 2010.  See also Part 6 “AUDIT COMMITTEE”.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote FOR the appointment of Davidson & Company LLP, Chartered Accountants, to serve as auditor of the Company until the next annual meeting of the Company’s shareholders and to authorize the directors of the Company to fix its remuneration.

ANNUAL RATIFICATION OF STOCK OPTION PLAN

Policy 4.4 of the TSX Venture Exchange (the “Exchange”) specifies that all listed issuers must implement a stock option plan.  The Company’s current stock option plan, which was adopted on June 28, 2011 and subsequently amended on June 13, 2012 (the “Option Plan”), is a “rolling” plan as characterized by Exchange policy pursuant to which the aggregate number of Shares reserved for issuance thereunder may not exceed, at the time of grant, in aggregate 10% of the Company’s issued and outstanding Shares from time to time.  Exchange policy requires that shareholder approval for “rolling” stock option plans must be obtained annually.

The material terms of the Option Plan are as follows:

1.
The number of shares subject to each option is determined by the Board, or if appointed, by a special committee of directors appointed from time to time by the Board, provided, at the time the options are granted, that:

(a)	the number of shares subject to option, in the aggregate, not exceed 10% of the Company’s then issued shares;

(b)	no more than 5% of the issued shares of the Company may be granted to any one optionee in any 12 month period (unless the Company has obtained “disinterested” shareholder approval);

(c)	no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period; and

(d)	no more than an aggregate of 2% of the issued shares of the Company may be granted to persons employed to provide "investor relations activities" in any 12 month period.

2.
The exercise price of the options cannot be set at less than the last closing price of the Company’s shares on the stock exchange on which the Shares of the Company are then listed on the day before the date on which the options are granted by the Company, less the maximum allowable discount from market as may be permitted under the policies of such exchange, if any, or such other minimum exercise price as may be required by such exchange.

3.	The options may be exercisable for a period of up to 10 years.

4.
All options are non-assignable and non-transferable and, if granted at an exercise price less than market, will be legended with a four month Exchange hold period commencing on the date the stock options are granted.

5.
The options shall be subject to such vesting requirements, if any, as may be determined by the Board from time to time provided that options granted to consultants performing “investor relations activities” must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

6.	Reasonable topping up of options granted to an individual will be permitted.

7.
The option can only be exercised by the optionee and only so long as the optionee is a director, officer, employee or consultant of the Company, any of its subsidiaries or a management company employee or within a reasonable period of time, not to exceed one year, after the optionee ceases to be in at least one of such positions to the extent that the optionee was entitled to exercise the option at the date of such cessation.

8.
In the event of death of an optionee, the option previously granted to him shall be exercisable as to all or any of the Shares in respect of which such option has not previously been exercised at the date of the optionee's death (including in respect of the right to purchase Shares not otherwise vested at such time), by the legal representatives of the optionee at any time up to and including (but not after) a date one year following the date of death of the optionee or the expiry time of the option, whichever occurs first.

9.
Options may provide that, in the event of the sale by the Company of all or substantially all of the property and assets of the Company or in the event of a take-over bid is made for the Shares of the Company, the optionees under such options shall be entitled, for a stated period of time thereafter, to exercise and acquire all Shares under their option, including in respect of Shares available under the option that are not otherwise vested at that time.

10.
Disinterested shareholder approval for any reduction in the exercise price of a previously granted option shall be obtained prior to the exercise of such options if the optionee is an “insider” of the Company at the time of the proposed reduction.

The full text of the Option Plan is available for review on SEDAR under the Company’s profile at www.sedar.com.

At the Meeting, the shareholders will be asked to consider, and if deemed advisable, to pass the following resolutions:

"RESOLVED, as an ordinary resolution, THAT:

1.	the Company’s stock option plan adopted June 28, 2011, as amended June 13, 2012, (the “Option Plan”) be and is hereby ratified, confirmed, authorized and approved;

2.
the reservation under the Option Plan of up to a maximum of 10% of the issued shares of the Company, on a rolling basis, as at the time of granting of the stock option pursuant to the Option Plan be and the same is hereby authorized and approved; and

3.
any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents, agreements and instruments, and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such act or thing.”

Recommendation of the Board

The Board unanimously recommends that the shareholders vote in favour of ratifying and approving the Option Plan.

Unless the shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the approval of the Option Plan, the persons named in the enclosed Proxy will vote FOR the approval of the above resolution.

APPROVAL TO CONTINUE SHAREHOLDER RIGHTS PLAN

Introduction

On June 1, 2011, the Company adopted a shareholders’ rights plan (the “Rights Plan”) to encourage potential offerors seeking to make an unsolicited bid for the Shares of the Company to satisfy certain minimum standards designed to promote fairness or face substantial dilution.

The Rights Plan takes the form of an agreement (the “Rights Plan Agreement”) dated June 1, 2011 between the Company and Computershare Trust Company of Canada (the “Rights Agent”) and is designed to ensure, to the extent possible: the shareholders of the Company and the Board have adequate time to consider and evaluate any unsolicited bid for the Shares of the Company; the Board has adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid; the Company’s shareholders are treated fairly in connection with any take-over bid made for the Shares; and the Board can take steps to enhance shareholder value if an unsolicited bid is received.  If a bid fails to meet these minimum standards, the rights issued under the Rights Plan will entitle shareholders, other than any shareholder or shareholders involved in the bid, to purchase additional Shares at a substantial discount to the market price.

A copy of the Right Plan Agreement is available for review on SEDAR under the Company’s profile at www.sedar.com.

The Right Plans was initially presented to and approved by the shareholders at the Company's annual and special meeting held on June 28, 2011.  Under the terms of the Rights Plan Agreement, the  shareholders of the Company must be ratify and approve the Rights Plan at the Meeting in order for the plan to remain in effect beyond the termination of the Meeting.
Accordingly, shareholders will be asked at the Meeting to vote on a resolution, the text of which is set out below (the "Rights Plan Resolution"), to continue the Rights Plan in effect until the termination of the Company's annual general meeting to be held in 2017. To do so, the Rights Plan Resolution must be passed by a majority of the votes cast by Independent Shareholders (as defined in the Rights Plan) who vote in respect thereof.  As of the date of this Information Circular, the Company believes that all shareholders are Independent Shareholders.

The Rights Plan was not adopted in 2011 in response to a pending or threatened take-over bid and is not being presented to the shareholders for continuation at the Meeting in response to or in anticipation of any current pending or threatened take-over bid. Additionally, the Rights Plan is not intended to and will not prevent a take-over of the Company and does not reduce the duty of the Board to act honestly, in good faith and in the best interests of the Company and the shareholders, and to consider on that basis any offer made.  Furthermore, the Rights Plan does not alter the proxy mechanisms to change the Board, create dilution on the initial issue of the rights or change the way in which the Company’s Shares trade.

Objectives of the Rights Plan

The Rights Plan is designed to address the concern that current legislation governing take-over bids in Canada does not provide sufficient time for shareholders to properly consider and respond to an offer and for the Board to determine whether there may be alternatives available to maximize shareholder value or whether other bidders may be prepared to pay more for the Company’s shares than the offeror. Although the securities regulatory authorities in Canada are currently seeking to amend the legislation governing take-over bids in Canada to address, inter alia, these concerns, as of the date of this Circular, such concerns remain.  In particular:

(a)           Time

Securities legislation in Canada permits a take-over bid to expire in 35 days. The Board is of the view that 35 days is not enough time to permit the Board and the shareholders to assess an offer and solicit competing offers from third party bidders and, if required, to negotiate with such third party bidders and/or the offeror, and to otherwise try to maximize shareholder value. The Rights Plan uses the mechanism of a “Permitted Bid” to try and ensure that any offeror seeking control of the Company gives the shareholders and directors enough time to evaluate the bid, negotiate with the initial bidder and encourage competing bids to emerge.  Under the Rights Plan a Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the Rights Plan) held by Independent Shareholders have been deposited or tendered and not withdrawn.

(b)           Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid because, if it fails to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the offeror wishes to obtain a control position but does not wish to acquire all of the shares. In order to alleviate undue pressure to tender to the bid, including in a partial bid situation where the shareholder’s shares will be taken up on a pro rata basis with the other tendering shareholders, the Rights Plan contains a shareholder approval mechanism in the definition of Permitted Bid, which provides that no shares may be taken up and paid for under the bid unless (i) more than 50% of the then outstanding shares held by Independent Shareholders are deposited or tendered and not withdrawn, and (ii) if condition (i) is satisfied, the bid remains open for acceptance for a further 10 business days.

(c)           Unequal Treatment of Shareholders

Under current securities legislation, an offeror may obtain control or effective control of the Company without paying full value, obtaining shareholder approval or treating all of the shareholders equally. For example, an offeror could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price which premium is not shared with the other shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among all shareholders. Under the Rights Plan, if a take-over bid is to qualify as a Permitted Bid, all offers to acquire 20% or more of the Company’s outstanding voting shares must be made to all shareholders.

Effect of the Rights Plan

It is not the intention of the Board to entrench themselves or avoid a bid for control that is fair and in the best interests of shareholders. For example, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board.

Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board must act honestly and in good faith with a view to the best interests of the Company and its shareholders. The Board believes that the dominant effect of the Rights Plan will be to enhance shareholder value, ensure equal treatment of all shareholders in the context of an acquisition of control, and lessen the pressure upon a shareholder to tender to a bid by seeking to require all potential offerors to comply with certain minimum conditions. An offeror who does not satisfy these minimum conditions becomes subject to the dilutive features of the Rights Plan.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the full text of the Rights Plan.

(a)           Effective Date

The effective date of the Rights Plan was June 1, 2011 (the “Effective Date”).

(b)           Term

The Rights Plan became effective on June 1, 2011 and will terminate if the Rights Plan Resolution is not approved by a majority of votes cast by Independent Shareholders at the Meeting.  If the Rights Plan Resolution is approved at the Meeting, the Rights Plan will continue in effect until the date of the Company’s annual general meeting of shareholders to be held in 2017, subject to earlier termination or expiration of the Rights Plan in accordance with the terms thereof (the “Expiry Time”). If the Rights Plan Resolution is not approved at the Meeting, the Rights Plan and all rights issued pursuant thereto will be immediately terminated.

(c)           Issue of Rights

On the Effective Date, one right (a “Right”) was issued and attached to each outstanding common share of the Company.  One Right has also issued and attached to each subsequently issued common share and will continue to be issued and attached to each newly issued common share during the currency of the Rights Plan. The exercise price of the Rights (the “Exercise Price”) will be, until the Separation Time (as described herein), five times the market price of the shares, from time to time, and from and after the Separation Time, five times the market price of the shares as at the Separation Time. The Exercise Price will be subject to anti-dilution adjustments that are described in the Rights Plan.

(d)           Exercise of Rights

The Rights are not currently exercisable.  They only become exercisable on the 10th trading day after the earliest of (i) the date of the first public announcement by the Company or an Acquiring Person (as described below) that someone has become an Acquiring Person (the “Stock Acquisition Date”), (ii) the commencement or announcement date of a takeover bid for the voting shares of the Company other than a Permitted Bid or a Competing Permitted Bid (each as described below), and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as applicable. On that date (the “Separation Time”), the Rights will separate from the common shares to which they are attached and become exercisable.  The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

If a person (an “Acquiring Person”), including others acting jointly or in concert with that person, acquires 20% or more of the Company’s common shares otherwise than by way of a Permitted Bid, a Competing Permitted Bid, or in certain other limited circumstances, a “Flip-in Event” occurs.

(e)           Acquiring Person and Flip-in Event

An Acquiring Person is, generally, a person who beneficially owns 20% or more of the outstanding common shares of the Company (including any shares held by such Acquiring Person’s affiliates and associates or persons acting jointly or in concert with the Acquiring Person).  The Rights Plan provides certain exceptions to such rule including, a person who acquires 20% or more of the outstanding common shares through an acquisition or redemption by the Company of common shares, a “Permitted Bid Acquisition”, an “Exempt Acquisition, a “Convertible Security Acquisition” or a “Pro Rata Acquisition” or in its capacity as “Investment Manager, “Trust Company”, “Crown Agent”, “Statutory Body” or “Administrator” (all as defined in the Rights Plan), provided that in these latter instances the person is not making or proposing to make a takeover bid.  The term “Acquiring Person” does not include the Company or any subsidiary of the Company.

A “Flip-In Event” occurs when any person becomes an Acquiring Person.  If a Flip-In Event occurs prior to the Expiry Time that has not been waived by the Board of Directors, each Right (except for Rights beneficially owned by the Acquiring Person or any affiliate, associate or transferee of, or person acting jointly or in concert with, the Acquiring Person) will permit the holder to purchase, on payment of the Exercise Price, common shares of the Company having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price (i.e. at a discount of 50% of the market price), subject to anti-dilution adjustments.

Any Rights held by the Acquiring Person (or any affiliate, associate or transferee of, or person acting jointly or in concert with, the Acquiring Person) on or after the earlier of the Separation Time and the Stock Acquisition Date, will become null and void upon the occurrence of the Flip-in Event, subject to certain provisions of the Rights Plan relating to waivers.  See “Waiver and Redemption” below.

(f)           Permitted Bid and Competing Permitted Bid

A takeover bid will not trigger a Flip-In Event if it is a Permitted Bid or Competing Permitted Bid.  A “Permitted Bid’’ is a takeover bid made by way of a takeover bid circular to all holders of common shares (other than the offeror) and which complies with the following additional provisions:

(i)
no common shares and/or securities convertible into common shares (“convertible securities”) shall be taken up or paid for prior to the close of business on the 60th day following the date of the takeover bid;

(ii)
unless the takeover bid is withdrawn, common shares and/or convertible securities may be deposited or tendered at any time prior to the close of business on the date of first take up or payment for common shares and/or convertible securities under the takeover bid and all common shares and/or convertible securities deposited or tendered pursuant to such bid may be withdrawn at any time prior to the close of business on such date;

(iii)
more than 50% of the outstanding common shares and/or convertible securities held by Independent Shareholders must be deposited or tendered to the takeover bid and not withdrawn at the close of business on the date of first take-up or payment for common shares and/or convertible securities; and

(iv)
in the event that more than 50% of the outstanding common Shares and/or convertible securities held by Independent Shareholders have been deposited or tendered and not withdrawn as at the date of first take-up or payment for common shares and/or convertible securities under the takeover bid, the offeror will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of common shares and/or convertible securities for not less than 10 business days from the date of such public announcement.

The Rights Plan also provides for a “Competing Permitted Bid”, which is a takeover bid that is made while another Permitted Bid is outstanding, that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the takeover bid constituting the Competing Permitted Bid and 60 days after the date of the takeover bid of the prior bid.

(g)           Certificates and Transferability

Until the Separation Time, the Rights will be evidenced only by the outstanding common share certificates and the Rights will only be transferred with the associated common shares. Until the Separation Time, or earlier termination or expiry of the Rights, each new share certificate issued upon transfer of existing common shares or the issuance of additional common shares, will bear a legend incorporating the terms of the Rights Plan by reference.  Promptly after the Separation Time, separate certificates evidencing the Rights will be mailed to the holders of record of common shares as of the Separation Time and thereafter these certificates will be the only evidence of the Rights.

(h)           Waiver and Redemption

If a potential offeror does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board of Directors to make a bid pursuant to a takeover bid circular on terms which the Board considers fair to all shareholders. In such circumstances, the Board may, before the Flip-in Event occurs, waive the dilutive effects of the Rights Plan in respect of the particular Flip-in Event.  If it does so, it is deemed to have waived the application of the Rights Plan to any future Flip-in Event prior to the expiry of the takeover bid in respect of which the waiver was granted or deemed to have been granted.  The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred inadvertently, provided that the Acquiring Person that inadvertently triggered the Flip-in Event reduces its beneficial ownership of common shares so that it is no longer an Acquiring Person at the time of the waiver. Waivers relating to takeover bids made otherwise than pursuant to a takeover bid circular delivered to all holders of common shares require shareholder approval.

If a person acquires outstanding common shares of the Company pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the Rights Plan, then the Board of Directors shall be deemed to have elected to redeem the Rights at a redemption price of $0.00001 per Right (the “Redemption Price”) appropriately adjusted in accordance with the Rights Plan.  In addition, the Board of Directors may, with the prior consent of the holders of common shares or Rights obtained in accordance with the Rights Plan, at any time prior to the occurrence of a Flip-In Event that has not been waived, elect to redeem all but not less than all of the outstanding Rights at the Redemption Price. Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

(i)           Amendment to the Rights Plan

The Board of Directors may amend the Rights Plan prior to or after the Separation Time to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of changes in applicable legislation, rules or regulations without the consent of the holders of common shares or Rights. Save as aforesaid, prior to the Separation Time, the Board of Directors may only amend, vary or rescind the provisions of the Rights Plan or the Rights with the prior consent of the Company’s Independent Shareholders. At any time after the Separation Time and before the Expiry Time, the Board of Directors may amend, vary or rescind any of the provisions of the Rights Plan with the prior consent of the holders of Rights (other than any holder of Rights whose Rights have become null and void pursuant to the provisions of the Rights Plan).

At the Meeting the shareholders will be asked to consider, and if deemed advisable, to pass the following resolutions to approve the continuation of the Rights Plan:

"RESOLVED, as an ordinary resolution, THAT:

1
the Company's shareholder rights plan dated June 1, 2011 (the ‘‘Rights Plan’’), which authorizes the issuance of rights on the terms set out in the Rights Plan, be and is hereby ratified, confirmed, authorized and approved and shall continue in full force and effect until the date of the Company's annual general meeting of shareholders to be held in 2017 unless further continued and extended at such meeting; and

2
any one director or officer of the Company be and is hereby authorized, instructed and empowered, acting for, in the name of and on behalf of the Company, to do or to cause to be done all such other acts and things in the opinion of such director or officer as may be necessary or desirable in order to fulfill the intent of this resolution, such determination to be conclusively evidenced by the taking of any such actions.

Recommendation of the Board

The Board has concluded that the continuation of the Rights Plan is in the best interests of the Company and the shareholders and unanimously recommends that the shareholders ratify, confirm, authorize and approve the continuation of the Rights Plan by voting for the Rights Plan Resolution at the Meeting.

Unless the shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the continuation of the Rights Plan, the persons named in the enclosed Proxy will vote FOR the approval of the Rights Plan Resolution.

PART 4 – EXECUTIVE COMPENSATION

As defined under applicable securities legislation, the Company had four "Named Executive Officers" during the financial year ended December 31, 2013 as set out below:

Jonathan T. Awde            -           President and Chief Executive Officer
Michael N. Waldkirch      -           Chief Financial Officer
David C. Mathewson       -           Vice-President, Exploration
Richard S. Silas                  -           Secretary

Definitions: For the purpose of this Information Circular:

"CEO" means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

"CFO" means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

"closing market price" means the price at which the Company’s security was last sold, on the applicable date,

(a)	in the security’s principal marketplace in Canada, or

(b)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

"company" includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

"external management company" includes a subsidiary, affiliate or associate of the external management company;
"grant date" means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

"incentive plan award" means compensation awarded, earned, paid, or payable under an incentive plan;

"NEO" or "named executive officer" means each of the following individuals:

(a)	a CEO;
(b)	a CFO;

(c) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102, for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

"replacement grant" means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

"repricing" means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option; and

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Company’s Named Executive Officers.

The Company’s policies on compensation for its Named Executive Officers are intended to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements in the context of the Company. The overriding principles in establishing executive compensation provide that compensation should:

(a)	reflect fair and competitive compensation commensurate with an individual’s experience and expertise in order to attract, motivate and retain highly qualified executives;

(b)	reflect recognition and encouragement of leadership, entrepreneurial spirit and team work;

(c)	reflect an alignment of the financial interests of the executives with the financial interest of the Company’s shareholders;

(d)	include stock options and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate performance and objectives;

(e)	reflect a contribution to enhancement of the Company’s shareholder value; and

(f)	provide incentive to the executives to continuously improve operations and execute on corporate strategy.

The Named Executive Officers’ compensation program is, therefore, designed to reward the Named Executive Officers for increasing shareholder value, achieving corporate performance that meets pre-defined objective criteria, improving operations and executing on corporate strategy.  The same approach is taken by the Company with respect to the compensation of senior management personnel other than the Named Executive Officers.

Goals and Objectives

The Board has established a compensation committee (the “Compensation Committee”) which is currently comprised of Robert J. McLeod (Chair), David Morrell Cole and William E. Threlkeld.

The purpose of the Compensation Committee is to make recommendations to the Board regarding (a) executive compensation (including philosophy and programs); (b) management development and succession; (c) compensation of the members of the Board; and (d) broadly applicable compensation and benefit programs; however, it is the Board as a whole who is responsible for determining the final compensation (including long-term incentive in the form of stock options) to be granted to the Company’s executive officers and directors to ensure that such arrangements reflect the responsibilities and risks associated with each position. Management directors are required to abstain from voting in respect of their own compensation thereby providing the independent members of the Board with considerable input as to executive compensation.

As a junior natural resource issuer, the Company’s executive compensation program focuses primarily on rewarding the efforts of its executives in increasing shareholder value and meeting the goals and objectives established by the Board for the Company as a whole and each executive on an individual basis. The Compensation Committee is responsible for reviewing executive compensation with respect to the achievement of these goals on an annual basis and making recommendations to the Board with input from the Company’s Chief Executive Officer.  In doing so, the Compensation Committee recognizes the importance of ensuring that overall compensation for Named Executive Officers is not only internally equitable, but also competitive within the market segment for junior natural resource issuers.  Specifically, the Compensation Committee’s review and evaluation includes measurement of, among others, the following areas: (a) the achievement of corporate objectives, such as financings, exploration programs and successes, acquisitions, joint ventures and other business development, in particular having regard to budgetary constraints and other challenges facing the Company; (b) the Company’s financial condition; and (c) the Company’s share price, market capitalization and shareholder returns. The Compensation Committee also takes into consideration the value of similar incentive awards to executive officers at comparable companies (see "Independent Executive Compensation Report" below) and the awards given to executive officers in past years.

The goal of the Compensation Committee is to meet at least twice a year to assess, evaluate, monitor and make recommendations to the Board regarding appropriate executive compensation policies as well as succession planning and will meet more frequently if required.

As set out below, decisions relating to option grants are made by the Board based on input from the Compensation Committee and Chief Executive Officer, as applicable, and having regard to the intended purpose of such grants as long-term incentives.

Executive Compensation Program

The Board’s compensation philosophy is aimed at attracting and retaining quality and experienced people which is critical to the success of the Company.

Executive compensation is comprised of three principal elements: base fee or salary, short-term incentive compensation (discretionary cash bonuses) and long-term incentive compensation (share options).

Base fee or salary is intended to be competitive with, but not at the high end of the range of, similar issuers in the junior natural resource market. After base fee or salary, options are considered to be long-term incentives and the most important form of long-term compensation, as they provide incentive to build shareholder value. The amount of options granted is proportional to the recipient’s position in the Company.  Bonuses are the least important of the three components and are determined at year-end. It is anticipated that, if granted, they will be equal to a fraction of base fee or salary.
Each element has a different function, as described in greater detail below, but all elements work together to reward the Named Executive Officers appropriately for personal and corporate performance.

Base Fee or Salary

Base fees or salaries are considered an essential element in attracting and retaining the Company’s senior executives (including the Named Executive Officers) and rewarding them for corporate and individual performance.  Base fees or salaries are established by taking into account level of skills, expertise and capabilities demonstrated by the senior executives, individual performance and experience, level of responsibility and competitive pay practices by comparable junior natural resource issuers. See “Independent Executive Compensation Report” below.

Base fees or salaries are reviewed annually by the Board and are adjusted, if appropriate, to reflect performance and market changes taking into account the recommendations of the Compensation Committee.

In addition to base fee or salary, the Named Executive Officers are reimbursed by the Company for reasonable out-of-pocket expenses incurred in connection with their employment with the Company.

Short-Term Incentives

The Company provides senior executives (including the Named Executive Officers) with the opportunity to receive discretionary cash bonuses as determined by the Board based on the recommendations of the Compensation Committee and having regard to individual and corporate performance over the past financial year.  Bonuses are primarily designed to align the financial interests and personal motivation of the Named Executive Officers with the interests of the Company and are intended to reward the executive officers for meeting or exceeding the individual and corporate performance objectives set by the Board.  See the “Summary Compensation Table” below for details of the discretionary bonuses paid to the Named Executive Officers of the Company for the fiscal year ended December 31, 2013.

Long-Term Incentives

The Company’s long-term incentive compensation for senior executives (including the Named Executive Officers) is provided through stock option grants under the Option Plan, which permits the granting of options to purchase up to a maximum of 10% of the then issued and outstanding Shares. Each Named Executive Officer is eligible for option grants as determined by the Board, based on the recommendation of the Compensation Committee and input from the Chief Executive Officer. Subject to the terms of the Option Plan and the rules and policies of the Exchange, the number of options and the exercise price of all options, are dependent on each officer’s level of responsibility, authority and importance to the Company and the degree to which such officer’s long term contribution to the Company will be key to its long-term success.  The options granted under the Option Plan may be exercisable for the period determined by the Board at the time of grant, subject to the terms of the Option Plan and the policies of the Exchange.

Participation in the Option Plan is considered to be a critical component of compensation that provides incentive to the Named Executive Officers to create long-term growth and shareholder value, as the value of the options is directly dependent on the market valuation of the Company.  As such, stock options reward overall corporate performance, as measured through the price of the Company’s shares and enables executives to acquire and maintain a significant ownership position in the Company.

Stock options are normally granted by the Board when an executive officer first joins the Company based on his level of responsibility within the Company. Additional grants may be made periodically to ensure that the number of options granted to any particular officer is commensurate with the officer’s level of ongoing responsibility within the Company and to ensure equity and fairness in the granting process. The Board also evaluates the number of options an officer has been granted, the exercise price of the options and the term remaining on those options when considering further grants.  Options are usually priced at the closing trading price of the Company’s shares on the business day immediately preceding the date of grant and the current policy of the Board is that options expire five years from the date of grant.

See Part 3 “THE BUSINESS OF THE MEETING – Annual Ratification of Stock Option Plan” for details of the material terms of the Company’s Option Plan.

Independent Executive Compensation Report

In February, 2012, the Compensation Committee engaged Hummingbird Consultants Ltd., doing business as Roger Gurr & Associates, (“Gurr”) to provide an independent review of executive and board compensation to assist the Company in developing an appropriate compensation strategy (including a comparator group of mining companies) to attract, retain and motivate staff to achieve the Company’s development plans. In its report to the Compensation Committee dated February 29, 2012 (the “Gurr Report”), Gurr recommended that the Company’s overall approach to executive compensation include a comparator group of mining exploration companies of similar size as the Company in terms of then market capitalization with a focus on gold and that compensation should be based upon median levels but with some significant emphasis upon performance based compensation so as to drive overall compensation above median towards top quartile, if justified based on company performance.

Utilizing the following criteria:

●           early stage exploration
●           focus on precious metals – primarily gold or gold/copper
●           properties primarily in the Americas
●           market capitalization in the range of $50 - $200 million

Gurr developed a comparator group of 22 mining companies and determined that the Company’s executive compensation levels were at or slightly below the minimum salary range of the comparative group.  Gurr also found that in order to remain competitive, the Company should consider annual discretionary bonus opportunities in the range of 20% to 45% for its Named Executive Officers with discretionary bonuses at the higher end of the range for the Company’s senior executive officers, subject to the achievement of performance based objectives and having regard to the creation of shareholder value.

After considering the Gurr Report within the context of the achievement of certain corporate objectives by management in 2011 including, but not limited to, the Company’s exploration successes, capital financings, share price and shareholder returns, the Compensation Committee recommended increases in the base fee/salaries paid to the Company’s Named Executive Officers for the fiscal year ended December 31, 2012 ranging from 22% in the case of Jonathan T. Awde (President and Chief Executive Officer) to 51% in the case of Michael N. Waldkirch (Chief Financial Officer). With the exception of the increase to David C. Mathewson (former Vice-President, Exploration), each increase recommended by the Compensation Committee was slightly lower than the midpoint salary for the Named Executive Officers set out in the Gurr Report. In Mr. Mathewson’s case, the Compensation Committee recommended an increase closer to the maximum salary range contained in the Gurr Report in light of the Company’s recent exploration successes at its Railroad Project due, in large part, to the efforts of Mr. Mathewson.  Such increases were subsequently adopted and approved by the Board, with each Named Executive Officer, as applicable, abstaining from voting in respect of his own compensation.

In light of, inter alia, the significant increases paid to the Named Executive Officers in 2012 and difficult capital markets, there were no increases in the base fees/salaries paid to the Company's Named Executive Officers for the fiscal year ended December 31, 2013. See “Summary Compensation Table” below.

Performance Graph

The chart below shows the percentage change in the Company’s cumulative shareholder return commencing July 13, 2010 (the date on which the Shares commenced trading on the Exchange following completion of the Company’s acquisition of JKR Gold Resources Inc. ("JKR Gold") pursuant to a statutory plan of arrangement) and ending December 31, 2013, based upon a $100 investment made on July 13, 2010 in Shares, against the cumulative total shareholder return of the S&P/TSX Composite Index over the same period.

	July 13, 2010(1)	December 31, 2010 (2)	December 31, 2011(2)	December 31, 2012(2)	December 31, 2013 (2)	Average Annual Return
$100 Investment in Base Period	$100.00	$104.29	$107.14	$190.00	$92.86	-1.79%

Notes:
(1)      The Shares commenced trading on the Exchange on July 13, 2010.
(2)      The Company’s last business day of the year.

As described above, the Compensation Committee considers various factors in determining the compensation of the Named Executive Officers and share performance is one performance measure that is reviewed and taken into consideration with respect to executive compensation.

The Company’s compensation policies provide a significant portion of each senior executive’s compensation package in the form of stock option compensation. The options are intended to be competitive and forward-looking.  See “Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards” below for details of current stock options granted by the Company to the Named Executive Officers.

However, the Company operates in a commodity business and the share price can be directly impacted by the market prices of gold and other precious metals, which fluctuate widely and are affected by numerous factors that are difficult to predict and beyond the Company’s control.  The Company’s share price is also affected by other factors beyond the Company’s control, including general and industry-specific economic and market conditions. The Compensation Committee evaluates financial performance by reference to the Company’s operating performance rather than short-term changes in share price based on its view that the Company’s long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the current stock price may be temporarily depressed by short-term factors, such as recessionary economies and operating markets or depressed commodity prices or temporarily increased due to market conditions or events. The movement in share price of the Company is not considered wholly representative of actions taken with respect to executive compensation.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and the three most highly compensated executive officers, other than the CEO and CFO, whose total compensation was more than $150,000 for each of the Company’s three most recently completed financial years. These individuals are referred to collectively as the “Named Executive Officers” or “NEOs”.

Name and principal position	Year	Salary	Share based Awards	Option Based Awards (1)	Non-equity incentive plan compensation		Pension Value	All other Compensation ($) (2)	Total Compensation
					Annual Incentive Plans	Long-Term Incentive Plans
Jonathan T. Awde President and CEO	2013 2012 2011	$220,000 (3) (4) $206,667 (3) (4) $175,000 (3) (5)	Nil Nil Nil	$149,670 (6) $146,903 (6) $134,453 (6)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$55,000 (7) $77,000 (7) $40,000 (7)	$424,670 $430,570 $349,453
Michael Waldkirch CFO	2013 2012 2011	$163,000 (8) (9) $132,667 (8) (9) $108,000 (8)	Nil Nil Nil	$68,767 (10) $48,968 (10) $76,626 (10)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$24,450 (11) $52,750 (12) $54,000 (12)	$256,217 $234,385 $238,626
David C. Mathewson VP, Exploration (former)	2013 2012 2011	$226,578 (13) $189,787 (13) $148,365	Nil Nil Nil	$121,354(14) $48,968 (14) $59,757 (14)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$33,000 (15) $106,454 (15) $19,782 (15)	$380,932 $345,209 $227,904
Richard S. Silas Secretary	2013 2012 2011	$134,000(16)(17) $125,333(16)(17) $105,000 (16)	Nil Nil Nil	$68,767 (18) $39,174 (18) $44,818 (18)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$20,100 (19) (20) $33,500 (19) (20) 9,000 (19) (20)	$222,867 $198,007 $158,818

Notes:

(1)
Refer to options granted under the Company’s Option Plan based on the fair value of such stock options granted during the fiscal years ended December 31, 2013, December 31, 2012 and December 31, 2011. See “Incentive Plans Awards” below. The fair value of the options granted annually is obtained by multiplying the number of options granted by their value established according to the Black Scholes option pricing model assuming the following: 2013 – life expectancy of 5 years, a risk free rate of 1.63%, a forfeiture rate of 0% and volatility of 140%; 2012 – life expectancy of 5 years, a risk free rate of 1.63%, a forfeiture rate of 0% and volatility of 125%; and 2011 – life expectancy of 3 to 5 years, a risk free rate of 0.95% to 0.97%, a forfeiture rate of 0% and volatility of 125%.

(2)
The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total compensation for the financial year.

(3)	This amount was paid to a private company controlled by Mr. Awde.

(4)
Effective May 1, 2012, the management fee paid to the private company controlled by Mr. Awde increased from $15,000 per month ($180,000 per annum) to $18,333 per month ($220,000 per annum) based, in part, on the recommendations contained in the Gurr Report. See “Compensation Discussion and Analysis – Independent Executive Compensation Report” above.

(5)
Effective March 1, 2011, the management fee paid to the private company controlled by Mr. Awde increased from $12,500 per month ($150,000 per annum) to $15,000 per month ($180,000 per annum) in accordance with the terms of the underlying agreement which provided for such increase in the event Company completed an equity financing of not less than $10,000.000.  On March 3, 2011, the Company completed a non-brokered private placement of 12,578,947 Shares at a price of $0.95 per share for gross proceeds of $11,950,000.  This figure reflects the lower management fee of $12,500 paid in January and February, 2011.

(6)
During the year ended December 31, 2013 Mr. Awde was granted options to purchase a total of 220,000 Shares of the Company for a period of five years at an exercise price of $0.76 per share. During the year ended December 31, 2012 Mr. Awde was granted options to purchase a total of 150,000 Shares of the Company for a period of five years at an exercise price of $1.16 per share. During the year ended December 31, 2011 Mr. Awde was granted options to purchase a total of 225,000 Shares of the Company for a period of five years at an exercise price of $0.71 per share.

(7)	During the year ended December 31, 2013, a discretionary bonus of $55,000 (2012 - $77,000; 2011 - $40,000) was paid to a private company controlled by Mr. Awde.

(8)	This amount was paid to a private company controlled by Mr. Waldkirch for financial management fees.

(9)
Effective May 1, 2012, the financial management fee paid to a private company controlled by Mr. Waldkirch increased from $9,000 per month ($108,000 per annum) to $13,583 per month ($163,000) based, in part, on the recommendations contained in the Gurr Report. See “Compensation Discussion and Analysis – Independent Executive Compensation Report” above.

(10)
During the year ended December 31, 2013 Mr. Waldkirch was granted options to purchase a total of 102,000 Shares of the Company for a period of five years at an exercise price of $0.76 per share. During the year ended December 31, 2012 Mr. Waldkirch was granted options to purchase a total of 50,000 Shares of the Company for a period of five years at an exercise price of $1.16 per share. During the year ended December 31, 2011 Mr. Waldkirch was granted options to purchase a total of 105,000 Shares of the Company for a period of five years at an exercise price of $0.71 per share (as to 75,000 shares) and $1.26 per share (as to 30,000 shares).

(11)	During the year ended December 31, 2013, a discretionary bonus of $24,450 was paid to a private company controlled by Mr. Waldkirch.

(12)
Of this amount, $12,000 (2011 - $34,000) was paid to a private company controlled by Mr. Waldkirch for professional fees. The balance of $40,750 (2011 - $20,000) was paid to a private company controlled by Mr. Waldkirch as a discretionary bonus.

(13)
Effective May 1, 2012 and August 31, 2012, the salary paid to Mr. Mathewson increased from US$12,500 per month to US$16,667 per month to US$18,333 per month (US$220,000 per annum) based, in part, on the recommendations contained in the Gurr Report. See “Compensation Discussion and Analysis – Independent Executive Compensation Report” above.  On May 30, 2014, Mr. Mathewson stepped down as the Vice-President, Exploration and a director of the Company.  See "Termination and Change of Control Benefits" below for a brief discussion of the circumstances surrounding Mr. Mathewson's resignation.

(14)
During the year ended December 31, 2013 Mr. Mathewson was granted options to purchase a total of 180,000 Shares of the Company for a period of five years at an exercise price of $0.76 per share. During the year ended December 31, 2012 Mr. Mathewson was granted options to purchase a total of 50,000 Shares of the Company for a period of five years at an exercise price of $1.16 per share.  During the year ended December 31, 2011 Mr. Mathewson was granted options to purchase a total of 100,000 Shares of the Company for a period of five years at an exercise price of $0.71 per share.

(15)	This amount was paid to Mr. Mathewson in the form of a discretionary bonus.

(16)	This amount was paid to a private company controlled by Mr. Silas for administrative management and secretarial fees.

(17)
Effective May 1, 2012, the consulting fees paid to the private company controlled by Mr. Silas increased from $9,000 per month ($108,000 per annum) to $11,167 per month ($134,000) based, in part, on the recommendations contained in the Gurr Report. See “Compensation Discussion and Analysis – Independent Executive Compensation Report” above.

(18)
During the year ended December 31, 2013 Mr. Silas was granted options to purchase a total of 102,000 Shares of the Company for a period of five years at an exercise price of $0.76 per share.  During the year ended December 31, 2012 Mr. Silas was granted options to purchase a total of 40,000 Shares of the Company for a period of five years at an exercise price of $1.16 per share.  During the year ended December 31, 2011 Mr. Silas was granted options to purchase a total of 75,000 Shares of the Company for a period of five years at an exercise price of $0.71 per share.

(19)	This amount was paid to a private company controlled by Mr. Silas in the form of a discretionary bonus.

(20)	During the year ended December 31, 2013, rent reimbursement of Nil (2012 - $73,575; 2011 - $73,575) was paid to a private company controlled by Mr. Silas.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each Named Executive Officer at December 31, 2013:

	Option-based Awards				Share-based Awards (2)
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)
Jonathan T. Awde President and CEO	300,000 225,000 150,000 220,000	$0.65 $0.71 $1.16 $0.76	July 13, 2015 Jan. 25, 2016 Feb. 2, 2017 May 23, 2018	Nil Nil Nil Nil	N/A	N/A
Michael N. Waldkirch CFO	200,000 75,000 30,000 50,000 102,000	$0.65 $0.71 $1.26 $1.16 $0.76	July 13, 2015 Jan. 25, 2016 June 29, 2016 Feb. 2, 2017 May 23, 2018	Nil Nil Nil Nil Nil	N/A	N/A
David C. Mathewson VP, Exploration (former)	300,000 100,000 100,000 50,000 180,000	$0.65 $0.82 $0.71 $1.16 $0.76	July 13, 2015 Oct. 6, 2015 Jan. 25, 2016 Feb. 2, 2017 May 23, 2018	Nil Nil Nil Nil Nil	N/A	N/A
Richard S. Silas Secretary	200,000 75,000 40,000 102,000	$0.65 $0.71 $1.16 $0.76	July 13, 2015 Jan. 25, 2016 Feb. 2, 2017 May 23, 2018	Nil Nil Nil Nil	N/A	N/A
TOTAL	2,499,000			Nil

(1)
Based on the difference between the closing price of the Company’s Shares on the Exchange on December 31, 2013 of $0.65 and the stock option exercise price, multiplied by the number of Shares under option.

(2)	The Company has not granted any share-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2013, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2013 for each Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Jonathan T. Awde President and CEO	Nil	N/A	N/A
Michael N. Waldkirch CFO	Nil	N/A	N/A
David C. Mathewson VP, Exploration (former)	Nil	N/A	N/A
Richard S. Silas Secretary	Nil	N/A	N/A

(1)
This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on the date of vesting. If the option was not-in-the-money then a NIL value was assigned.  As the stock options disclosed in the immediately preceding table under “Outstanding Share-Based Awards and Option-Based Awards” above were fully vested at the time of granting and the exercise price of such options was fixed at the then market price of the Company’s shares, the options were not-in-the-money as of the vesting date.

(2)	The Company has not granted any share-based awards.

(3)	The Company did not pay any non-equity incentive plan compensation during the year ended December 31, 2013.

See also Part 3 “THE BUSINESS OF THE MEETING – Annual Ratification of Stock Option Plan” for details regarding the material provisions of the Company’s Option Plan.

Pension Plan Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.

Termination and Change of Control Benefits

The Company is a party to consulting agreements (collectively the “Consulting Agreements”) with the three remaining Named Executive Officers (or private companies controlled by such Named Executive Officers) which provide for termination payments in certain circumstances. Mr. Mathewson stepped down as the Vice-President, Exploration of the Company on May 30, 2014. An amount equal to two times each Named Executive Officer’s annual base fee/salary plus bonus is payable in the event that the Named Executive Officer is terminated without cause, and each Named Executive Officer is entitled to terminate his engagement with the Company and receive a payment in an amount equal to three times the Named Executive Officer’s annual base fee/salary plus bonus if: (a) there is a “change of control” of the Company; and (b) a specified “trigger event” occurs.  Each Named Executive Officer has a period of 180 days from the occurrence of the trigger event to exercise the termination right under his Consulting Agreement.

Under the Consulting Agreements, a “change of control” includes the occurrence of any of the following events: (a) the acquisition of a 20% voting interest in the Company by a shareholder of the Company; (b) the completion of a consolidation, merger, amalgamation or statutory arrangement between the Company and another person (other than a subsidiary of the Company) pursuant to which all or part of the outstanding voting shares of the Company are changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Company or any other person or for cash or any other property; (c) the sale by the Company of property or assets, (i) aggregating more than 50% of the consolidated assets of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company, or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company, to any other person or persons (other than the Company or one or more of its subsidiaries); and (iv) a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or a succession of meetings occurring within six months of each other, whereby individuals who were members of the Board immediately prior to such meeting or succession of meetings, as applicable, cease to constitute a majority of the Board.

A “trigger event” under the Consulting Agreements includes the occurrence of any of the following events: (i) a substantial change in the nature of the services to be performed by the Named Executive Officer; (ii) a material reduction of the base fee or any other form of compensation payable by the Company, except where are all senior executives or consultants of the Company are subject to relatively similar reductions in such value, (iii) a material breach by the Company of any provision of the Consulting Agreement; (iv) a change in the city in which the Named Executive Officer is regularly required to carry out the terms of his Consulting Agreement; (v) the Company ceases to operate as a going concern; (vi) the Company fails to pay when due a material amount payable by it under the Consulting Agreement; or (vii) the successor, if any, fails to effectively assume the Company’s obligations under the Consulting Agreement.

At current annual base fee/salary and discretionary bonus levels, if a change of control occurred followed by a trigger event, and all three Named Executive Officers exercised their rights under the Consulting Agreements, they would be entitled to change of control payments aggregating approximately $1,927,200 or approximately $642,400 per Named Executive Officer on average.

Other than pursuant to the Consulting Agreements, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any payment from the Company or its subsidiaries in the event of (a) the resignation, retirement or any other termination of the officer’s employment with the Company or its subsidiaries; (b) a change of control of the Company or any of its subsidiaries; or (c) a change in the officer’s responsibilities following a change in control.

The following table sets out estimates of the incremental amounts payable to each Named Executive Officer upon identified termination events, assuming each such event took place on the last business day of fiscal year 2013. The table below assumes the exercise of all unexercised options (both vested and unvested) on December 31, 2013.

	Jonathan T. Awde ($)	Michael N. Waldkirch ($)	Richard S. Silas ($)
Termination Without Cause/Constructive Dismissal Base Fee/Termination Payment Benefits and Perks Annual Incentives (1) Long-Term Incentives (2) Pension Benefits	440,000 Nil 132,000 Nil Nil	326,000 Nil 65,200 Nil Nil	268,000 Nil 53,600 Nil Nil
Triggering Event Following a Change in Control Base Fee/Termination Payment Benefits and Perks Annual Incentives (1) Long-Term Incentives (2) Pension Benefits	660,000 Nil 198,000 Nil Nil	489,000 Nil 97,800 Nil Nil	402,000.00 Nil 80,400.00 Nil Nil

(1)	Based on the simple average of the discretionary bonuses paid to the Named Executive Officers by the Company for the fiscal years ended December 31, 2013 and 2012.

(2)	Assumes the exercise of all vested “in-the-money” options on December 31, 2013. The closing price of the Company’s shares on the Exchange on December 31, 2013 was $0.65 per share.

On May 29, 2014, the Company entered into a binding letter of intent to sell all of its non-core early exploration assets in Nevada, being the Safford-CVN, East Bailey and East Camp Douglas projects, to Tanqueray Exploration Ltd. (TSXV-TQY) ("Tanqueray") for a combination of cash and shares. In conjunction therewith, Mr. Mathewson stepped down as Vice-President, Exploration and a director of the Company to assume responsibility for the direction of Tanqueray upon closing of the transaction.  The Company has agreed to pay Mr. Mathewson a transition payment equal to one year's salary, being US$220,000, by way of a combination of cash and common shares of the Company and Mr. Mathewson will remain a technical advisor to the Company for a period of at least one year.

Compensation of Directors

As part of its mandate, the Compensation Committee is responsible for annually reviewing and recommending to the Board a compensation package for its members.  In considering the directors' compensation packages, the Compensation Committee takes into consideration the relative responsibilities of directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies (although it does not specifically engage in benchmarking for the purposes thereof).

Commencing October 1, 2011, the Board adopted a policy of paying its non-executive directors an annual fee of $24,000 ($2,000 per month) as payment for their services as directors of the Company.  The Gurr Report found that such annual fee approximated the top quartile of the comparator group used to evaluate executive compensation and proposed no immediate change to the cash compensation paid to the directors of the Company. William E. Threlkeld, who is FCMI Parent Co.’s nominee director on the Board, has voluntarily waived payment of such fee. See Part 2 “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”. Directors who are also executive officers of the Company are not entitled to receive any additional compensation for acting in their capacities as directors of the Company.
Directors are also eligible to participate in the Company’s Option Plan, which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of each individual director’s current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Company.

Other than as aforesaid and the reimbursement of expenses incurred as directors, there were no other arrangements, standard or otherwise, pursuant to which directors of the Company were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year ended December 31, 2013.

Director Compensation Table

The following table sets forth information regarding the compensation paid to the Company’s directors, other than directors who are also Named Executive Officers listed in the “Summary Compensation Table” above, during the fiscal year ended December 31, 2013.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($) (2)
David Morrell Cole	$24,000	Nil	$68,767	Nil	Nil	$92,767
Robert J. McLeod	$24,000	Nil	$68,767	Nil	Nil	$92,767
Jamie D. Strauss	$24,000	Nil	$101,129	Nil	Nil	$125,129
William E. Threlkeld	$0	Nil	$68,767	Nil	Nil	$68,767
TOTAL	$72,000.00	Nil	$307,430	Nil	Nil	$379,430

(1)
Refer to options granted under the Company’s Option Plan. See “Share-based awards, option-based awards and non-equity incentive plan compensation” below. Based on the fair value of stock options granted to the director obtained by multiplying the number of options granted by their value established according to the Black Scholes option pricing model assuming for 2013 a life expectancy of 5 years, a risk free rate of 1.63%, a forfeiture rate of 0% and volatility of 140%.

(2)	Compensation information for Jonathan T. Awde and Richard S. Silas, also directors of the Company, is contained in the “Summary Compensation Table” for the Named Executive Officers above.

Share-based awards, option-based awards and non-equity incentive plan compensation

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each director, who was not a Named Executive Officer, at December 31, 2013:

	Option-based Awards				Share-based Awards (1)
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)
David Morrell Cole	150,000 102,000	$1.82 $0.76	March 29, 2017 May 23, 2018	Nil	N/A	N/A
Robert J. McLeod	5,000 50,000 40,000 102,000	$0.65 $0.71 $1.16 $0.76	July 13, 2015 Jan. 25, 2016 Feb. 2, 2017 May 23, 2018	Nil Nil Nil Nil	N/A	N/A
Jamie D.R. Strauss	150,000 150,000	$1.81 $0.76	Sep. 5, 2017 May 23, 2018	Nil Nil	N/A	N/A
William E. Threlkeld	200,000 25,000 102,000	$1.27 $1.16 $0.76	March 17, 2016 Feb. 2, 2017 May 23, 2018	Nil Nil Nil	N/A	N/A
TOTAL	1,076,000			Nil

(1)	The Company has not granted any share-based awards.

(2)
Based on the difference between the closing price of the Company’s Shares on the Exchange on December 31, 2013 of $0.65 and the stock option exercise price, multiplied by the number of Shares under option.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2013, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2013 for each director of the Company who was not a Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
David Morrell Cole	Nil	N/A	N/A
Robert J. McLeod	Nil	N/A	N/A
Jamie D.R. Strauss	Nil	N/A	N/A
William E. Threlkeld	Nil	N/A	N/A

(1)
This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date.  It is determined by the difference between the exercise price of the option and the market price on the date of vesting.  If the option was not-in-the-money then a NIL value was assigned.  As the stock options disclosed in the immediately preceding table under “Outstanding Share-Based Awards and Option-Based Awards” above were fully vested at the time of granting and the exercise price of such options was fixed at the then market price of the Company’s shares, the options were not-in-the-money as of the vesting date.

(2)	The Company has not granted any share-based awards.

(3)	The Company did not pay any non-equity incentive plan compensation during the year ended December 31, 2013.

PART 5 – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of December 31, 2013, the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	5,975,000	$0.94	3,200,661
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,975,000		3,200,661

PART 6 – AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually certain information in its annual information form concerning the constitution of its audit committee and its relationship with its external auditor in accordance with Form 52-110F1.  Reference is made to the Company’s annual information form dated March 31, 2014 for the fiscal year ended December 31, 2013 (the “AIF”) for disclosure regarding, inter alia, the Company’s audit committee in accordance with Form 52-110F1.  The AIF is available for review on SEDAR under the Company’s profile at www.sedar.com.

PART 7 – CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.

Canadian National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines, which apply to all Canadian public companies. The Company is also subject to a variety of corporate governance guidelines and requirements of the Exchange, the NYSE-MKT and the SEC. The Company has reviewed its own corporate governance practices in light of these guidelines and believes that, for the most part, it meets or exceeds the applicable corporate governance requirements. However, although the Company is listed on the NYSE MKT, as a "foreign private issuer," it is not required to comply with all of that exchange's corporate governance rules which are applicable to U.S. companies so long as the Company complies with Canadian corporate governance practices. The material ways in which the Company's corporate governance policies, as a foreign company, under Canadian requirements differ from the NYSE MKT governance rules are a reduced minimum quorum requirement for shareholder meetings, all members of the Nominating Committee are not "independent" directors, shareholder approval for certain issuances of Common Shares that could result in a 20% increase in the number of outstanding Common Shares, and shareholder approval for amendments to option plans.

Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) also requires the Company to disclose annually in its Information Circular certain information concerning its corporate governance practices in accordance with the Form 58-101F1, which disclosure is set forth below.

Board of Directors

NP 58-201 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 58-101, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board is currently comprised of six (6) directors, three (3) of whom are “independent” under NI 58-101.

The following table identifies directors (both current and nominated) who are independent and those directors who are not independent under NI 58-101, along with the basis for determining independent status.

Name	Management	Independent	Reason for related status
Jonathan T. Awde	Yes	No	President and Chief Executive Officer
David Morrell Cole	No	Yes	N/A
Robert J. McLeod	No	Yes	N/A
Richard S. Silas	Yes	No	Corporate Secretary
Jamie D. Strauss	No	Yes	N/A
William E. Threlkeld	No	No	Nominee of FCMI Parent Co. (1)

(1)           See Part 2 "Voting Shares and Principal Holders Thereof".

As of the date of this Information Circular, the directors of the Company are currently directors and/or officers of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows.

Name of Director	Name of Other Reporting Issuer (1)	Position (1)
Jonathan T. Awde	N/A	N/A
David Morrell Cole	Eurasian Minerals Inc.	President, CEO and director
Robert J. McLeod	Entourage Metals Ltd. Full Metal Minerals Ltd. Full Metal Zinc Ltd Independence Gold Corp. Inform Resources Corp. Revolution Resources Corp. Vendetta Mining Corp. Vigilante Metals Inc.	Director CEO and director Director Director Director Director Director Director
Richard S. Silas	Spirit Bear Capital Corp. Consolidated Westview Resource Corp	Director President, Secretary and director
Jamie D. Strauss	Wildhorse Energy Ltd. Altius Minerals Corporation	Director Director
William E. Threlkeld	Seabridge Gold Inc.	Senior Vice-President

(1)	The above information has been provided by the directors and has not been independently verified by the Company.

The independent directors of the Company do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance; however, at each meeting of the Board, the independent members are afforded the opportunity to meet separately. In order to facilitate open and candid discussion among the independent directors, members are encouraged to meet and discuss matters outside of the board meeting forum. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally.  During the Company’s fiscal year ended December 31, 2013, the independent members of the Board did not meet without non-independent directors and members of management.

To date, the Company has not appointed an independent Chairman or independent lead director. However, each of the independent directors has significant experience as a director and/or executive officer of publicly traded companies and, therefore, does not require the guidance of an independent Chairman or lead director in exercising his duties as a director.

During the financial year ended December 31, 2013, the Board held three formal board meetings. All other Board decisions were passed by way of consent resolution following informal discussions amongst the directors and management. The attendance record for each director for the three formal meetings held in 2013 is as follows:

Board Meetings	Attendance of Board Meetings Held	Attendance of Committee Meetings Held	Overall Attendance %
Current Directors
Jonathan T. Awde	3/3	N/A	100%
David Morrell Cole	3/3	4/4	100%
David C. Mathewson (former director)	3/3	N/A	100%
Robert J. McLeod	3/3	4/4	100%
Richard S. Silas	3/3	N/A	100%
Jamie D. Strauss	3/3	N.A	100%
William E. Threlkeld	3/3	4/4	100%

Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees (see “Other Board Committees” below). In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. The Board’s mandate is set out in a formal Charter of Board of Directors, a copy of which is available from the Company upon request.  See Part 8 “OTHER INFORMATION – Additional Information”.

The Board delegates to management, through the Chief Executive Officer and Chief Financial Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Position Descriptions

In order to delineate the roles and responsibilities of the Chief Executive Officer and Chief Financial Officer, the Board has adopted written terms of reference for each of these positions.

The responsibilities of the Chief Executive Officer include, among other things, subject to the oversight of the Board, general supervision and day to day management of the business of the Company, providing leadership and, in collaboration with the Board, developing and monitoring the Company’s strategic direction, and identifying, assessing and determining priorities for the Company, its management and employees including priorities for improvement of existing operations, growth opportunities and general allocation of financial, management and other resources.

The responsibilities of the Chief Financial Officer include, among other things, responsibility for the overall financial planning and management of the Company and its subsidiaries, leadership and management of the Company’s finance and accounting functions including the Company’s business planning, budgeting and forecasting processes, the integrity of the Company’s accounting systems, sub-systems, internal controls, cash management, the signatories and discretionary authorities, and managing the Company’s relationship with the external auditors and the Company’s financial and business reporting, tax planning, estimating and reporting, and regulatory reporting (corporate and securities).

The Board has also adopted written terms of reference for the chair of each committee of the Company including that each chair must be an independent director. The primary functions of a Board committee chair are to provide effective leadership of the committee for which he or she is appointed as chair, to liaise with management and others, as appropriate, to ensure open and frank communications, and to ensure that the responsibilities and duties of the committee as set out in its charter are being properly discharged.

Orientation and Continuing Education

While the Company has not established a formal orientation and education program for new Board members, the Company is committed to providing such information so as to ensure that new directors are familiar with the Company’s business and the procedures of the Board. Information may include the Company’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. New directors are also briefed on strategic plans, short, medium and long term corporate objectives and business risks and mitigation strategies. From time to time, the Company also arranges on-site tours of its operations.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies.  Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records.  Reference is made to the table under the heading “Election of Directors” in Part 3 “THE BUSINESS OF THE MEETING” for a description of the current principal occupations of the Company’s Board.

Ethical Business Conduct

The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

The Board itself must comply with the conflict of interest provisions of the Business Corporations Act (British Columbia), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to encourage and promote a culture of ethical business conduct, the Board has adopted a Code of Business Conduct and Ethics (the “Code”), which all employees, officers and directors are expected to meet in the performance of their responsibilities. The Code provides a framework for ethical behaviour based on the Company’s mandate, and on applicable laws and regulations, and applies at all levels of the Company, from major decisions to day to day transactions. The Board monitors compliance with the Code. From time to time, matters may be put before the Board where a member has a conflict of interest. When such matters arise, that director declares him or herself as having a conflict of interest and will abstain from participating in the discussions and any vote on that matter. A copy of the Code is available for review on the Company’s website at www.goldstandardv.com.

Nomination of Directors

The Nominating Committee is comprised of Jamie D.R. Strauss (Chair), Robert J. McLeod and Jonathan T. Awde, of whom Messrs. Strauss and McLeod are considered “independent” as that term is defined in applicable securities legislation.  Mr. Awde is the President and Chief Executive Officer of the Company and therefore not independent.

The Nominating Committee was formed in April 2014 for the purpose of assisting the Board in developing the Company's approach to the nomination of directors including, but not limited to, identifying candidates for nomination as a director and recommending qualified director candidates for election at the next annual meeting of shareholders.

Compensation

The Compensation Committee is comprised of Robert J. McLeod (Chair), David Morrell Cole and William E. Threlkeld.  Messrs. McLeod and Cole are considered “independent” as that term is defined in applicable securities legislation.  Mr. Threlkeld in FCMI Parent Co.'s nominee on the Board. See Part 2 "Voting Shares and Principal Holders Thereof".

All three compensation committee members have direct experience that is relevant to his responsibilities in executive compensation acquired from working as senior executives and/or directors of other publicly traded companies in the junior natural resource sector.

The purpose of the Compensation Committee is to, inter alia, make recommendations to the Board regarding executive compensation (including long-term incentive in the form of stock options) to be paid to the Company’s executive officers having regard to the responsibilities and risks associated with each position.

In addition, compensation to be paid to executive officers who are also directors must be approved by the disinterested directors thereby providing the non-executive officer directors with significant input into compensation decisions.  See Part 4 “EXECUTIVE COMPENSATION – Compensation of Named Executive Officers” above for details of the compensation paid to the Company’s Named Executive Officers and a further discussion of the Company’s philosophy, objectives and processes with respect to executive compensation.

Other Board Committees

At the present time, the Board of Directors of the Company has appointed four formal committees, being the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nominating Committee.

The audit committee is comprised of Robert J. McLeod (Chair), David Morrell Cole and William E. Threlkeld and is primarily responsible for the policies and practices relating to integrity of financial and regulatory reporting of the Company, as well as internal controls to achieve the objectives of safeguarding the Company’s assets; reliability of information; and compliance with policies and laws. For further information regarding the mandate of the Company’s audit committee, its specific authority, duties and responsibilities, as well as the Audit Committee Charter, see the Company’s AIF dated March 31, 2014 for the fiscal year ended December 31, 2013, a copy of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The Compensation Committee is comprised of Robert J. McLeod (Chair), David Morrell Cole and William E. Threlkeld and is primarily responsible for making recommendations to the Board regarding executive compensation. See “Compensation” above.

The Corporate Governance Committee is comprised of Robert J. McLeod (Chair), David Morrell Cole and William E. Threlkeld and is primarily responsible for the development and supervision of the Company’s approach to corporate governance issues including, but not limited to, the composition of the Board and its committees, orientation and educational programs for directors and reviewing annually the Company’s corporate governance policies and procedures and making recommendations to the Board with respect thereto.

The Nominating Committee is comprised of Jamie D.R. Strauss (Chair), Robert J. McLeod and Jonathan T. Awde  and is primarily responsible for developing the Company's approach to the nomination of directors including, but not limited to, identifying and recommending qualified candidates for nomination as directors of the Company.

As the Company grows, and its operations and management structure become more complex, the Board will likely find it appropriate to constitute additional standing committees and to ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Assessments

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant.  Based on the Company’s current size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness and the effectiveness and contribution of its committees or individual directors on an ad hoc basis.

PART 8 – OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

As of the date hereof, there is no indebtedness owing to the Company, any of its subsidiaries or any other entity (where such indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries) in connection with the purchase of securities or otherwise by any current or former executive officers, directors or employees of the Company or any of its subsidiaries.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

No individual who is, or at any time during the most recently completed financial year of the Company was, a director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any one of them is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries (other than in respect of amounts which would constitute routine indebtedness) or to another entity (where such indebtedness to such other entity is, or was at any time during the most recently completed financial year of the Company, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than disclosed herein, no informed person (as such term is defined under applicable securities legislation), proposed nominee for election as a director, or any associate or affiliate of any informed person or proposed nominee, has had a material interest, direct or indirect, in any transaction with the Company or any of its subsidiaries or in any proposed transaction since the beginning of the last completed financial year that has materially affected the Company or any of its subsidiaries or is likely to do so, save and except as follows:

1.
David C. Mathewson, former Vice-President, Exploration and director of the Company, is the owner of 263 unpatented mining claims which are/were the subject of certain mining leases forming part of the Company’s Safford-CVN and East Bailey projects located in Eureka and Elko Counties, Nevada.  Pursuant to the terms of such leases, Mr. Mathewson is/was entitled to receive annual lease payments and royalties as follows:

Description of Lease	Annual Lease Payments	Underlying Royalty Interest
Mining lease and agreement dated August 25, 2008 with respect to 172 unpatented mining claims located in Eureka County, Nevada
US$30,000 per year increasing to US$60,000 on the 6th anniversary and annually thereafter, subject to adjustment every five years for any increase in the consumer price index (CPI) over the prior five year period

4% NSR, subject to buy down, at the lessee’s option, on gold only from 4% to 2% for lump sum payment per royalty point (i.e. 1% NSR) of between US$2,000,000 and US$8,000,000 or more depending on the average price of gold for the 30 days preceding exercise of option.

Mining Lease dated August 25, 2008 with respect to 91 unpatented lode mining claims situated in Elko County, Nevada (the "KM/RC Lease")
Until production is achieved, annual lease payments starting a US$20,000 in year 1, increasing by US$5,000 per year until US$50,000 in year 6, after which time annual payments remain constant subject to CPI adjustment every 5 years.

4% NSR, provided that lessee has the option to purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$2,000,000 and US$8,000,000 depending on the average price of gold for the 30 days preceding exercise of option.

Mining Lease dated August 25, 2008 between KM Exploration, Ltd.,(2) as lessor, and Aurelio, as lessee with respect to 88 unpatented lode mining claims situated in Elko County, Nevada
Until production is achieved, annual lease payments starting a US$20,000 in year 1, increasing by US$5,000 per year until US$50,000 in year 6, after which time annual payments remain constant subject to CPI adjustment every 5 years.

4% NSR, provided that lessee has the option to purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$2,000,000 and US$8,000,000 depending on the average price of gold for the 30 days preceding exercise of option.

JKR Gold first acquired the option to purchase the above mining leases from an arm’s length third party on August 31, 2009.  Subsequent to acquiring such option, Mr. Mathewson was appointed Vice-President, Exploration of JKR Gold.  Effective July 13, 2010, the Company acquired all of the issued and outstanding shares of JKR Gold pursuant to a statutory plan of arrangement.

In August 2013, the Company terminated the KM/RC Lease with respect to 91 unpatented lode mining claims comprising approximately 1,880 net acres of land in Elko County, Nevada due to a lack of encouraging exploration results incurring in a write down of exploration and evaluation assets of $133,189 associated with the CVN project for the year ended December 31, 2013.

2.
Under the terms of his former employment arrangement with the Company, Mr. Mathewson is entitled to receive a net smelter return royalty of 0.5% to 1.0% on all properties generated by him and acquired by the Company, by way of staking or lease, during his tenure as an employee of the Company, subject to certain provisions including a buy-down provision of the royalty on any leased properties for US$500,000 per 0.5%.  Mr. Mathewson stepped down as the Vice-President, Exploration and a director of the Company on May 30, 2014 in conjunction with the Company's agreement to sell all of its non-core exploration assets including, but not limited to, the Safford-CVN and East Bailey projects, to Tanqueray. See Part 4 "Executive Compensation - Termination and Change of Control Benefits" above .

For the above purposes, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of  a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting (other than the election of the directors and the appointment of auditors), save and except for the ratification and approval of the Option Plan as contemplated in Part 3 “THE BUSINESS OF THE MEETING – Annual Ratification of Stock Option Plan”.

MANAGEMENT CONTRACTS

The management functions of the Company are performed by its directors and executive officers and the Company has no management agreements or arrangements under which such management functions are performed by persons other than the directors and executive officers of the Company or private companies controlled by such directors and executive officers. See Part 4 “EXECUTIVE COMPENSATION” for details of the fees paid to the Company’s Named Executive Officers.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

ADDITIONAL INFORMATION

Financial information about the Company is provided in its comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2013.  You may obtain copies of such documents without charge upon request to us at Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4 – telephone (604) 669 – 5702 / facsimile (604) 687 - 3567.  You may also access such documents, together with the Company’s additional disclosure documents, through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

BOARD APPROVAL

The Board of Directors of the Company has approved the contents and the delivery of the Information Circular to its shareholders.

DATED at Vancouver, British Columbia, as of the 29th day of July, 2014.

BY ORDER OF THE BOARD

(signed)  “Jonathan T. Awde”

Jonathan T. Awde
President and Chief Executive Officer